September 3, 2015

Barbara C. Jacobs

Assistant Director

Securities and Exchange Commission

Division of Corporate Finance

100 F. Street, N.E.

Washington, D.C. 20549-0406

Re:	IMC Holdings, Inc. Form 10-12G Filed July 24, 2015 File No. 000-55433

Dear Ms. Jacobs:

This letter is in response to your comment letter dated August 20, 2015. All references therein to the “Company” shall mean IMC Holdings, Inc.

Please note that all references to changes in response to your letter of August 20, 2015 are those changes set forth in the Company's Form 10-12G/A (Amendment No. 1).

General

1.

Comment: We note that you are voluntarily registering your common stock under Section 12(g) of the Securities Exchange Act of 1934. Please note that the Form 10 goes effective automatically by lapse of time 60 days after the original filing date, pursuant to Section 12(g)(1) of the Securities Exchange Act of 1934. If our comments are not addressed within this 60-day time period, you should consider withdrawing the Form 10 prior to effectiveness and re-filing a new Form 10 that includes changes responsive to our comments. Please note we will continue to review your filing until all of our comments have been addressed.

Response: The Company concurs with this comment.

2.

Comment: You appear to be a shell company, as defined in Rule 12b-2 of the Exchange Act because you appear to have no or nominal operations, assets consisting solely of cash and cash equivalents and nominal other assets. Accordingly, please prominently disclose your shell company status and disclose the consequences of that status, such as the limitations on the ability of your security holders to use Rule 144 and the potential reduced liquidity or illiquidity of your securities. If you do not believe you are a shell company, please supplementally provide us with your legal analysis.

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Response: The Company has included a disclosure of its shell company status on pages 3 and 20.

3.	Comment: Please update your financial statements and related disclosure to comply with the requirements set forth in Rule 8-08 of Regulation S-X.

Response: The Company has updated the financial statements through the period ended June 30, 2015 and has included them in Form 10-12G/A (Amendment No.1),

4.	Comment: Please supplementally provide us with support for the following statements. To the extent such assertions are management’s belief, please clarify.

•	Page 7:

o

“An interoperable, connected EMR/EHR/EPM is a required element to improve care transitions and ensure that providers in every setting have access to the latest information on their patients and to allow patients to be involved in their own healthcare management.”

•	Page 8:

o

“Studies demonstrate that effective use of EMR/EHRs can reduce medical errors, improve clinical quality and lead to better patient outcomes by enabling real-time access to patient records, medical information and best practices, and electronic connectivity to all healthcare stakeholders, including patients.”

o

“The total included $2 billion in discretionary funds for supporting programs and an estimated $27 billion for incentives that began to be distributed through Medicare and Medicaid beginning in 2011 to promote widespread adoption and use of interoperable healthcare IT systems, such as the EMR/EHR.”

o	“Physicians who have not adopted certified EHR systems by 2014 will have their Medicare reimbursements reduced by up to 5 percent over a period of time beginning in 2015.”

o

“The law already has ignited significant job growth in the information technology sector and, according to a Congressional Budget Office, review of the law’s impact is expected to drive up to 90 percent of US physicians to adopt EMR/EHRs in the next decade.”

Response: We have revised to reflect the fact that these factors are management’s belief.

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Item 1. Business, page 5

5.

Comment: Please state the minimum period of time that you will be able to conduct planned operations using currently-available capital resources, which appears to be $7,148 as of March 31, 2015. You should include a similar statement in the Risk Factors and Description of Business sections.

Response: We have added a paragraph under Business – General on page 5. We have also included similar language under Risk Factors – We are dependent upon external financing to fund our ongoing operations and implement our business plan - on page 14 and Description of the Business on page 10.

Recent Industry Developments, page 8

6.

Comment: Please update the disclosure to reflect any additional developments, or advise. We note, for example, the disclosure that “physicians who have not adopted certified EHR systems by 2014 will have their Medicare reimbursements reduced by up to 5 percent over a period of time beginning in 2015” should be updated to reflect whether such reduction has been implemented in 2015.

Response: We have revised the language on page 8 to reflect the fact that the reductions have been implemented in 2015.

Item 1A. Risk Factors

Risks Related to Our Company and Our Industry

“Our software platform may have defects…, ” page 17

7.

Comment: It appears that this risk factor and the immediately following risk factor, “[d]efects or disruptions in the delivery of our service…” appear to address similar risks. Please consider consolidating the two risk factors.

Response: We have consolidated the two risk factors.

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Management’s Discussion and Analysis of Financial Condition and Results of Operations

Plan of Operation, page 23

8.

Comment: Please disclose the resources required to complete each step of your business development, as well as the challenges you anticipate in implementing your business plan. Also state the number of months you will be able to operate with your currently- available capital resources.

Response: We have revised to disclose this information.

Item 4. Security Ownership of Certain Beneficial Owners and Management, page 29

9.	Comment: Please revise to disclose the natural persons who have or share voting and/or investment power over the shares owned by General Pacific Partners LLC.

Response: We have revised to disclose such information.

Item 7. Certain Relationships and Related Transactions, and Director Independence, page 33

10.

Comment: We note your disclosure that you have no related party transactions. However, it appears that the advances to you by Dr. Zayas are transactions with a related person under Item 404(d) of Regulation S-K. Please revise to identify the advances as related party transactions and provide the information required by Item 404(d) of Regulation S-K, or advise.

Response: We have revised the discussion of related party transactions,

11.

Comment: We note your disclosure under Item 10 that General Pacific Partners LLC provided consulting services, which included the development of the plan of reorganization and ongoing management advisory services and that according to your beneficial ownership table, General Pacific Partners owned approximately 12.53% of your shares. Please revise to provide the information required by Item 404(d) of Regulation S-K with regard to the services provided by General Pacific Partners. Tell us whether an agreement governs the services provided by General Pacific Partners, and if so, whether it should be filed as an exhibit. See Item 601(b)(10) of Regulation S-K.

Response: We have revised Item 10 to include the information required by Item 404(d) of Regulation S-K as they pertain to General Pacific Partners LLC. With respect to an agreement, there was none.

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Item 15. Financial Statements and Exhibits.

b. Exhibits, page 37

12.

Comment: Please tell us whether there are agreements that govern the terms of the loans from Dr. Zayas. If so, please file those agreements as exhibits to the registration statement. Refer to Item 601(b)(10) of Regulation S-K. Note that if the company is party to an oral contract that, if written, would be required to be filed as an exhibit under Item 601(b)(10) of Regulation S-K, the company should provide a written description of the contract similar to that required for oral contracts or arrangements under Item 601(b)(10)(iii) of Regulation S-K. For guidance, refer to Question 146.04 in the Regulation S-K section of our Compliance and Disclosure Interpretations.

Response: Exhibit 10.3 has been added to this registration statement to reflect the terms of the oral agreement.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company’s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

The Company acknowledges that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;
•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
•	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions, please do not hesitate to contact me or the Company's legal counsel, Robert J. Huston III.

Sincerely,

/s/ Robert Zayas, M.D.

Robert Zayas, M.D.

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